UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              CELESTIAL SEASONINGS
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    151016102
                              --------------------
                                 (CUSIP Number)

                               September 25, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP NO. 151016102

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      ---------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)     X
            -----

3.    SEC Use Only
                        ---------------------------------------------------

4.    Citizenship or Place of Organization                   Pennsylvania
                                                            ---------------

Number of         5.    Sole Voting Power                           101,100
Shares                                                      ---------------
Beneficially      6.    Shared Voting Power                         316,900
Owned by                                                    ---------------
Each Reporting    7.    Sole Dispositive Power                      101,100
Person With:                                                ---------------
                  8.    Shared Dispositive Power                    316,900
                                                            ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    418,000
                                                            ---------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
                                                            ---------------

      The Reporting Person disclaims beneficial ownership of 406,000 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)               5.03%
                                                            ---------------

12.   Type of Reporting Person                                           IA
                                                            ---------------


                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 151016102

Item 1.

      (a)   Name of Issuer

            Celestial Seasonings, Inc.
            ------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            4600 Sleepytime Drive, Boulder, Colorado 803015300
            ------------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            Quaker Capital Management Corporation
            ------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none, Residence

            401 Wood Street, Suite 1300, Pittsburgh, PA  15222
            ------------------------------------------------------------

      (c)   Citizenship

            Pennsylvania, USA
            ------------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock
            ------------------------------------------------------------

      (e)   CUSIP Number

            151016102
            ------------------------------------------------------------


                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 151016102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)   /   /    Broker of dealer registered under section 15 of
                  the Act;

   (b)   /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)   /   /    Insurance company as defined in section 3(a)(19) of the Act;

   (d)   /   /    Investment  company  registered  under  section  8 of the
                  Investment Company Act of 1940;

   (e)   / X /    An investment adviser in accordance with ss.240.13d-1(b)(l)
                  (ii)(E);

   (f)   /   /    An employee  benefit plan or endowment  fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g)   /   /    A parent  holding  company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

   (h)   /   /    A savings  association  as defined in Section  3(b) of the
                  Federal Deposit Insurance Act;

   (i)  /   /     A church plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;

   (j)  /   /     Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:                              418,000
                                                            ---------------

      (b)   Percent of class:                                         5.03%
                                                            ---------------


                               Page 4 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 151016102

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the
                  vote                                               101,100
                                                                  ----------

            (ii)  Shared power to vote or to direct
                  the vote                                           316,900
                                                                  ----------

            (iii) Sole power to dispose or to direct
                  the vote                                           101,100
                                                                  ----------

            (iv)  Shared power to dispose or to direct
                  the disposition of                                 316,900
                                                                  ----------

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                  ----------

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person

           406,000 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.


                               Page 5 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 151016102

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              QUAKER CAPITAL MANAGEMENT CORPORATION


                                          February 14, 1999
                                          -------------------------------
                                                        Date


                                          /s/ Mark G. Schoeppner
                                          -------------------------------
                                                      Signature


                                          Mark G. Schoeppner, President
                                          ------------------------------
                                                     Name/Title


                               Page 6 of 6 Pages